Exhibit 99.2

RETALIX LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Retalix Ltd. (the “Company”) will be held on September 26, 2011 at 10:00 a.m. (Israel time), at the offices of the Company, located at 10 Zarhin Street, Ra’anana, Israel, for the following purposes:

1.
To re-elect each of the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Avinoam Naor, Gillon Beck, Ishay Davidi, Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Itschak Shrem.

2.	To elect Ms. Yael Andorn as an external director of the Company for a three-year term.

3.	To approve amendments to the Company’s Articles of Association.

4.	To approve a form of amended indemnification letter in favor of directors.

5.	To approve liability insurance covering our directors.

6.
To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the nature and extent of their services.

7.	To discuss the financial statements of the Company for the year ended December 31, 2010.

Shareholders of record at the close of business on August 27, 2011, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return such document promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar or in the DTC account of the Tel Aviv Stock Exchange Clearinghouse for trading on the Tel Aviv Stock Exchange, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at 10 Zarhin Street, Ra’anana, Israel, Attention: General Counsel, together with a proof of ownership (ishur baalut), as of the record date, issued by his, her or its broker.  Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by our Board of Directors.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors,

Hugo Goldman
Executive Vice President and
Chief Financial Officer

Dated: August 16, 2011

____________________

PROXY STATEMENT

____________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 26, 2011

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the “Ordinary Shares”), of Retalix Ltd. (“Retalix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement.  The Meeting will be held on September 26, 2011 at 10:00 a.m. (Israel time), at the offices of the Company, located at 10 Zarhin Street, Ra’anana, Israel.

The agenda of the Annual General Meeting is as follows:

1.
To re-elect each of the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Avinoam Naor, Gillon Beck, Ishay Davidi, Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Itschak Shrem.

2.	To elect Ms. Yael Andorn as an external director of the Company for a three-year term.

3.	To approve amendments to the Company’s Articles of Association.

4.	To approve a form of amended indemnification letter in favor of directors.

5.	To approve liability insurance covering our directors.

6.
To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the nature and extent of their services.

7.	To discuss the financial statements of the Company for the year ended December 31, 2010.

The Company currently is not aware of any other matters which will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy is also enclosed. Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by our Board of Directors.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received, will be voted in favor of all the matters to be presented to the Meeting, as described above.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters.  Effective January 1, 2010, the uncontested election of directors is no longer considered a "routine" matter under such rules.  This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being made available by the Board of Directors of the Company.  Only Shareholders of record at the close of business on August 27, 2011 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear, on August 27, 2011, in the records of the Company, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

The Company had outstanding on August 7, 2011, 24,282,272 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person, or by proxy entitled to vote, will constitute a quorum at the Meeting. If a quorum is not present by 10:30 a.m. on the date of the Meeting, the Meeting will stand adjourned to October 3, 2011, at the same time and place.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 7, 2011, the number of ordinary shares owned beneficially by all shareholders known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares. As of August 7, 2011, 24,282,272 of our Ordinary Shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Alpha Group (3)(4)	10,525,491	41.2%
Ronex Holdings, Limited Partnership (4)(5)	10,525,491	41.2%
Clal Insurance Enterprises Holdings Ltd. and affiliates (6)	2,332,965	9.6%
Flatbush Watermill, LLC (7)	2,214,939	9.1%
Migdal Insurance & Financial Holdings Ltd. (8)	2,220,671	9.1%
Menora Mivtachim Holdings Ltd. (9)	1,723,419	7.1%
Delek Group Ltd. (10)	1,272,346	5.2%
_______________
(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.
(2)
Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options or warrants exercisable on August 7, 2011, or within 60 days thereafter. Pursuant to the rules of the Securities and Exchange Commission ("SEC"), shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)
Represents 4,803,900 ordinary shares and 1,250,000 ordinary shares issuable upon the exercise of warrants held by the members of the Alpha Group and 4,471,591 ordinary shares held by Ronex.  The Alpha Group is comprised of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal.  See Item 6.E of our annual report on Form 20-F for the year ended December 31, 2010 for a breakdown of the holdings of the members of the Alpha Group, except for Mario Segal, who directly holds (individually and via a wholly-owned company) 525,092 ordinary shares and 125,000 warrants. Pursuant to oral understandings reached internally among the members of the Alpha Group, all agreements relating to the ordinary shares beneficially owned by any member of the Alpha Group shall be determined by a majority of the five individual members of the Alpha Group.  The Alpha Group may be deemed to share beneficial ownership of the 4,471,591 ordinary shares held by Ronex (see footnotes 4 and 5 below) (with respect to which the Alpha Group may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement with Ronex described in footnote 4 below).  Each member of the Alpha Group has disclaimed beneficial ownership of the ordinary shares of Ronex and each other member of the Alpha Group. The foregoing information is based on a statements of beneficial ownership on Schedule 13D filed by the Alpha Group with the SEC, as last amended on November 23, 2009.

(4)
Pursuant to the Shareholders Agreement, the parties agreed, among other things, to vote all ordinary shares held by them for the election to our board of directors of six directors designated by the Alpha Group and five directors designated by Ronex, including two external directors. The Alpha Group and Ronex each have a right of first offer and a tag along right with respect to any contemplated sale or transfer of ordinary shares representing 5% or more of our outstanding share capital, subject to certain exceptions and permitted transfers. In the event that such sale or transfer will result in either party holding less than 9% of our issued and outstanding share capital, such party must notify the other party of its intentions prior to the consummation of such transaction and if the other party proposes to cause us to adopt takeover defense measures, it will vote in favor, and take all necessary action for implementation, of such proposal prior to the consummation of such transaction. The tag along rights may not be exercised until November 19, 2012 if as a result of the exercise thereof (i) the proposed purchaser will hold 25% or more of our then issued and outstanding share capital and (ii) the Alpha Group and Ronex will jointly hold less than 25% of our then issued and outstanding share capital, in which case the number of ordinary shares sold will be proportionately reduced. The Alpha Group and Ronex undertook to meet regularly and attempt to reach a unified position with respect to principal issues on the agenda of any meeting of our shareholders. The Shareholders Agreement terminates on the earliest to occur of November 19, 2014 and the first date on which either party holds less than 1,100,000 ordinary shares (subject to adjustments).

(5)
Represents 4,471,591 ordinary shares held by Ronex and 4,803,900 ordinary shares and the warrants to purchase up to an additional 1,250,000 ordinary shares held by the members of the Alpha Group (see footnotes 3 and 4 above) (with respect to which Ronex may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement). Ronex and its affiliates have disclaimed beneficial ownership of ordinary shares and warrants held by the Alpha Group.  The information with respect to the holdings of Ronex Holdings, Limited Partnership, or Ronex is based on the beneficial ownership statements on Schedule 13D filed with the SEC by Ronex, and various affiliated FIMI private equity funds, as last amended on November 24, 2009.  Based on the information provided in such statements, the members of the group, which share voting and dispositive power with respect to these shares, are: Ronex, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership, and FIMI Opportunity IV, L.P., Ishay Davidi Management Ltd., Ishay Davidi Holdings Ltd. and Mr. Ishay Davidi, who controls the foregoing entities.

(6)
Consists of (i) 1,985,428 ordinary shares held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked notes and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 347,537 ordinary shares beneficially held for Clal’s own account. Consequently, Clal does not admit that it beneficially owns more than the 347,537 ordinary shares beneficially held for its own account and none of its affiliates admits that it is the beneficial owner of any of the foregoing shares.  Clal, an Israeli public company, is a majority owned subsidiary of IDB Development Corporation Ltd., which in turn is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public company.  These companies may be deemed to be controlled by Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat.  The foregoing information is based solely on a Schedule 13G/A filed with the SEC by Clal and affiliates thereof, on February 14, 2011.

(7)
Flatbush Watermill, a limited liability company organized under the laws of the State of Delaware, is the general partner of FW2, LP and FW3, LP, each of which are limited partnerships organized under the laws of the State of Delaware.  Flatbush Watermill Management, a limited liability company organized under the laws of the State of Delaware, is the investment manager of FW2 and FW3. Joshua Schwartz is a citizen of the United States whose principal occupation is serving as the Managing Member of each of Flatbush Watermill and Flatbush Watermill Management. Flatbush Watermill Management has the power to dispose and vote the securities held by each of FW2 and FW3. Accordingly, each of Flatbush Watermill, Flatbush Watermill Management and Mr. Schwartz may be deemed to beneficially own the shares owned by each of FW2 and FW3. Each of such entities disclaims beneficial ownership of the securities held by the others except to the extent of such entity's pecuniary interest therein, if any. Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW2 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 217,000 ordinary shares owned by FW2. Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW3 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,996,539 ordinary shares owned by FW3.  The foregoing information is based solely on the Schedule 13D/A filed with the SEC by Flatbush Watermills LLC and various affiliated parties on August 1, 2011.

(8)
Consists of ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd., or Migdal, according to the following allocation: 827,648 ordinary shares are held by profit participating life assurance accounts; 1,100,135 ordinary shares are held by provident funds and companies that manage provident funds; and 129,140 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Migdal does not admit that it is the beneficial owner of any such shares.  Migdal is an Israeli public company.  The foregoing information is based on a Schedule 13G filed with the SEC by Migdal on February 16, 2011 and information provided by Migdal on July 25, 2011 and August 1, 2011.

(9)
The shares reported as beneficially owned by Menora Mivtachim Holdings Ltd., or Menora Holdings, Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Mivtachim Pensions Ltd., Menora Gemel Ltd. and Menora Mivtachim Mutual Funds, or the Menorah Parties, are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by the Menorah Parties, all of which are wholly-owned subsidiaries of Menora Holdings. Each of the Menorah Parties operates under independent management and makes independent voting and investment decisions. Consequently, the Menorah Parties do not admit that any of them is the beneficial owner of any ordinary shares. Menora Holdings is an Israeli public company. Approximately 61.9% of Menora Holdings’ outstanding shares are held directly and indirectly by Menacem Gurevitch and the remaining of the outstanding shares are held by the public. Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Insurance. Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Mivtachim Pensions. Menora Holdings and Menora Finance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Finance. Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Gemel. Menora Holdings, Menora Finance and Menora Mutual Funds have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Mutual Funds.  The foregoing information is based on a Schedule 13D/A filed with the SEC by the Menorah Parties on June 29, 2010 and information provided by the Menora Parties on March 27, 2011.

(10)
The shares reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. The subsidiaries of the Phoenix Holding Ltd. manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the subsidiaries of the Phoenix Holding Ltd. operates under independent management and makes its own independent voting and investment decisions.  The Phoenix Holding Ltd. is an indirect majority-owned subsidiary of Delek Investments and Properties Ltd. Delek Investments and Properties Ltd. is a wholly-owned subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The foregoing information is based solely on a Schedule 13G/A filed with the SEC by the Delek Group Ltd. on March 1, 2011.

PROPOSAL 1 – RE-ELECTION OF DIRECTORS

Our directors, other than external directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to re-elect each of Avinoam Naor, Gillon Beck, Ishay Davidi, Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Itschak Shrem to our Board of Directors.  Each nominee has been recommended by our Audit Committee acting in the capacity as our Nominating Committee.  Except for Mr. Gelman, all of the nominees qualify as “independent directors” under the Nasdaq rules.

The Company’s “external directors” (as defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”)), Dr. Zvi Lieber and Mr. Gur Shomron, were elected in October 2008 and July 2009 respectively. Mr. Shomron continues to serve his three-year term. Dr. Lieber is ending his three-year term and will not stand for re-election as an external director. At the Meeting, the shareholders will be requested to elect Ms. Yael Andorn as a new external director of the Company, pursuant to Proposal No. 2 below.

At the Company's 2009 Annual General Meeting, our shareholders approved the payment of director fees (other than external directors) in the amount of up to $50,000 per year, subject to approval of our Audit Committee and Board of Directors.  In December 2010, our Audit Committee and Board of Directors set the fee at $25,000 per year.  Messrs. Naor, Dotan, Gelman and Lemelbaum do not receive such director fees because they receive management fees pursuant to a management agreement between the Company and the Alpha Group.

A brief biography of each nominee is set forth below:

Avinoam Naor has served as a director since November 2009 and as our Chairman of the Board since March 2011. Mr. Naor was a member of the team that founded Amdocs Limited in 1982. At Amdocs, Mr. Naor held the position of Senior Vice President until 1995, when he was appointed President and CEO and held that position until July 2002. In 1998, he led the initial public offering of Amdocs and listing on the New York Stock Exchange and subsequently headed major acquisitions and secondary offerings. Mr. Naor currently serves as a director of a number of private companies and philanthropic bodies.  Mr. Naor is closely involved in several community projects, particularly the battle against road accidents and supporting children and youth at risk. Mr. Naor is founder and current chairman of the Or Yarok Association, an association established in 1997 that leads the public agenda in Israel in all that concerns road safety. In 2002 Mr. Naor established the Oran Foundation for Supporting Youth at Risk. Mr. Naor and a group of private foundations and philanthropic individuals in Israel and abroad established the Shahaf Foundation, which is a Social Investment Fund supporting existing Shahaf communities (social action groups formed in the geo- social periphery) as well as helping the establishment of  new Shahaf communities. Since 2008, he has served as a member of the board of directors of the Israel Democracy Institute. Since 2004, Mr. Naor has also served as a member of the board of governors of the Jewish Agency for Israel.  Mr. Naor holds a B.Sc. in Computer Sciences from the Technion–Israel Institute of Technology.

Gillon Beck has served as a director since March 2008. Mr. Beck has been a Senior Partner and director at FIMI Opportunity Funds since 2003. He also serves as a Chairman of Inrom Industries Ltd. and Givon H.R. Ltd, and as a director in Ytong Industries Ltd, Nirlat Paints Ltd, Metro Motor Marketing Ltd, Orian S.M. Ltd. (traded on the TASE), Bagir Group Ltd., and Merhave-Ceramic and Building Materials Center Ltd (traded on the TASE). Previously he was director at TAT Technologies Ltd. (traded on Nasdaq), MDT Micro Diamond Technologies Ltd. and TANA Industries and Chairman of Medtechnica Ltd (traded on the TASE) and other portfolio companies of the FIMI Private Equity Funds. Mr. Beck holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology, and an MBA in Finance from Bar Ilan University.

Ishay Davidi has served as a director since March 2008 and served as our Chairman of the Board from August 2008 until January 2010. Mr. Davidi is the Founder and Chief Executive Officer of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Scope Metals Group Ltd. (traded on the TASE), Inrom Industries Ltd., Orian S.M. Ltd. (traded on the TASE), Ophir Optronics Ltd. (traded on the TASE), Merhav-Ceramic and Building Materials Center Ltd. (traded on the TASE). Previously he was director at Tefron Ltd. and MDT Micro Diamond Technologies Ltd. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University and an M.B.A. from Bar Ilan University.

Boaz Dotan has served as a director since November 2009. Mr. Dotan was a member of the team that founded Amdocs Limited in 1982. At Amdocs he held the position of President and Chief Executive Officer until 1995, at which time he was appointed Chairman of the Board of Directors, and served in that capacity until September 1997. Mr. Dotan has been involved in software systems for over 30 years. Prior to joining Amdocs he worked for Bezeq, the Israel Telecommunication Corp. Ltd., as Manager of the Information Systems Division. Mr. Dotan holds a B.Sc. in Mathematics and Statistics from Tel Aviv University.

Eli Gelman has served as a director since November 2009 and served as our Chairman of the Board from January 2010 through February 2011.  Mr. Gelman has served as Chief Executive Officer of Amdocs, since November 12, 2010 and as a director of Amdocs since 2002.  He served as Executive Vice President of Amdocs from 2002 until 2007 and as Amdocs’ Chief Operating Officer from October 2006 until April 2008. Prior to October 2002, he was a Senior Vice President of Amdocs, heading U.S. sales and marketing operations and helped spearhead Amdocs’ entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for Amdocs’ major European and North American installations, and has led several major software development projects. Mr. Gelman has more than 28 years of experience in the software industry, including more than 20 years with Amdocs. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks. Mr. Gelman holds a B.Sc. in Electronic Engineering with specialization in Communication and Computers from the Technion-Israel Institute of Technology.

David Kostman has served as a director since November 2009. Mr. Kostman serves as a director of NICE-Systems Ltd. (since July 2008, as well as from 2001 until 2007), as Chairman and Chief Executive Officer of Nanoosh LLC, a restaurant operating company, and as a director of The Selling Source, LLC. From 2006 until 2008, Mr. Kostman served as a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman served as Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer, and from 2000 until 2002, he served as President of the International Division and Chief Operating Officer of VerticalNet, Inc., a Nasdaq-listed internet and software company. From 1994 until 2000, Mr. Kostman worked in the investment banking division of Lehman Brothers, and from 1992 to 1994, he worked in the investment banking division of NM Rothschild & Sons. Mr. Kostman holds an L.L.B. from Tel Aviv University and an M.B.A. from INSEAD.

Nehemia Lemelbaum has served as a director since November 2009. Mr. Lemelbaum has been a director of Amdocs since December 2001 and a manager of investments of EHYN Holdings Ltd., a co-owned company.  From 1985 until January 2005, he was a Senior Vice President of Amdocs Management Limited. Mr. Lemelbaum joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led Amdocs’ development of graphic products for the yellow pages industry and later led Amdocs’ development of customer care and billing systems, as well as Amdocs’ penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing. Mr. Lemelbaum currently invests in various Israeli and international companies and is the co-founder and benefactor of the Ella Institute for the treatment of melanoma in the Sheba Hospital in Israel. Mr. Lemelbaum holds a B.Sc. in Mathematics from the Hebrew University of Jerusalem.

Robert A. Minicucci has served as a director since November 2009. Mr. Minicucci also serves as the Chairman of the Board of Alliance Data Systems and Amdocs. Since 1993, he serves as a General Partner of Welsh, Carson, Anderson & Stowe, a New York-based private equity firm. From 1991 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of the First Data Corporation. From 1990 to 1991, he served as Treasurer and Senior Vice President of The American Express Company. From 1979 to 1990, Mr. Minicucci worked at Lehman Brothers as an associate in the Investment Banking Department working in Corporate Finance and Mergers and Acquisitions, and in 1988 he became a Managing Director and had clients that included American Express, Automatic Data Processing, First Data Corporation and Polaroid. Mr. Minicucci holds a B.A. from Amherst College and an M.B.A. from Harvard Business School.

Itschak Shrem has served as a director since January 2008. Mr. Shrem is the founder of S.R. Accord (formerly Shrem Fudim Group), a banking house publicly traded on the TASE, where he served as Chairman until June 2010 and where he has served as a managing director since June 2010. Since October 2010, Mr. Shrem has served as a director of Eden Spring Ltd. Previously, he also served as the Chairman of Leader Holdings and Investments Ltd., Polar Communications Ltd. and various affiliated companies. In 1993, Mr. Shrem founded Polaris (now Pitango) venture capital fund. Prior to that, Mr. Shrem spent 15 years at Clal Industries and Investments Ltd. in various capacities, including Chief Operating Officer responsible for the group’s capital markets and insurance businesses. Mr. Shrem holds a B.A. in Economics from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that, Avinoam Naor be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Gillon Beck be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Ishay Davidi be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Boaz Dotan be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Eli Gelman be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, David Kostman be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Nehemia Lemelbaum be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Robert A. Minicucci be and hereby is re-elected to the Board of Directors, effective immediately; and

RESOLVED, that, Itschak Shrem be and hereby is re-elected to the Board of Directors, effective immediately.”

Vote Required

Approval of these matters will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

PROPOSAL 2 – ELECTION OF YAEL ANDORN AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two external directors (“external directors”).  The Companies Law provides that a person may not be appointed as an external director if such person or such person’s relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates.  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with his or her role as an external director.  Pursuant to the Companies Law, if at the time of election of an external director, all the directors are of the same gender, the external director must be of the other gender.  For a period of two years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

The external directors are required to be elected by the shareholders. The term of service of an external director is three years and may be extended for up to two additional three year terms. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and our Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.

All of the external directors of a company must be members of its audit committee, and each other committee of a company’s board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

Mr. Gur Shomron was elected as an external director in July 2009 and continues to serve a three-year term. The Company’s other external director, Dr. Zvi Lieber, will complete his three-year term in October 2011.

Ms. Andorn will be compensated similarly to our other external director, in the amount of NIS 65,585 (currently equivalent to $18,648) per year and NIS 2,442 (currently equivalent to $694) per meeting, subject to increase in accordance with the Israeli consumer price index, in accordance with the applicable regulations under the Companies Law.

Our Audit Committee (acting in the capacity of our Nominating Committee) and our Board of Directors have recommended the election of Ms. Yael Andorn as an external director for a term of three years. The Company has received a declaration from Ms. Andorn that she fulfills all the qualifications of an external director under the Companies Law and all the qualifications of an independent director and member of an audit committee under the NASDAQ Listing Rules. Our Audit Committee and Board of Directors believe that Ms. Andorn's service as an external director is in the best interest of the Company.

A brief biography of Ms. Yael Andorn is set forth below:

Yael Andorn served as the Chief Executive Officer of the Amitim Senior Pension Fund from 2005 to 2011. From 2000 to 2005, Ms. Andorn served as the First Deputy Director General of the Budget Department in the Israeli Ministry of Finance. From 1996 to 2000, she served as the Head of Education and Science Division of the Budget Department in the Israeli Ministry of Finance, and from 1994 to 1996 she served as an economist in the Budget Department in the Israeli Ministry of Finance. From 1993 to 1994, Ms. Andorn served as an Analyst in the Banking Supervision Unit of the Central Bank of Israel. Ms. Andorn serves as an external director of Clal Health Insurance Company Ltd. and previously served on the board of directors of Midroog Ltd. (a rating agency affiliated with Moody's), and of the Israel National Lottery and as Head of the Investment Committee of the Teachers Savings Fund. Ms. Andorn holds a B.A. in Economics and Sociology and an M.B.A. in Finance and Accounting, both from the Hebrew University in Jerusalem, Israel, and in 2004 she attended a program for local authorities and government officials at the Harvard Kennedy School in Boston, Massachusetts.

At the Meeting, our shareholders will be asked to elect Ms. Yael Andorn for a three-year term of service as an external director of the Company, commencing on October 7, 2011, the date of expiration of Dr. Lieber's term.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Ms. Yael Andorn as an external director of the Company for a three-year term, commencing on October 7, 2011.”

Vote Required

Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not a result of ties to a controlling shareholder) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not a result of ties to a controlling shareholder) voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal.  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.  If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-9-776-6609 or, if you hold your shares in "street name" you may also contact the representative managing your account, who could contact us on your behalf.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

PROPOSAL 3 – APPROVAL OF AMENDMENTS TO
THE COMPANY’S ARTICLES OF ASSOCIATION

At the Meeting, the Company will propose several amendments to its Articles of Association, as described below.  If any of the proposed amendments are approved, the Company will restate its Articles of Association and refer to them thereafter as its "Amended and Restated Articles of Association."

A.           Amendment to Allow Indemnification and Insurance to the Full Extent Permitted by Law

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (currently equivalent to $284,333), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such payments are authorized by the company's articles of association.

Accordingly, in order to update our Articles of Association with respect to indemnification and insurance to be in line with these amendments to the Israeli Securities Law and to the Companies Law and to enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, the Company proposes to amend Article 51 of its Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 51 of the Company’s Articles of Association be amended with the changes marked below:

   '51.          Exemption, Indemnity and Insurance

(a)               [RESERVED]

(b)               Indemnification

(i)           Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Company may indemnify an Office Holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on or expended by such Office Holder in such Office Holder's capacity as an Office Holder of the Company:

(1)           a monetary liability imposed on an Office Holder pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a settlement or in an arbitration decision that was approved by a court of law;

(2)            reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

(3)           reasonable legal expenses, including attorney's fees, which the Office Holder incurred or with which the Office Holder was charged by a court of law, in a proceeding brought against the Office Holder, by the Company, on its behalf or by another person, or in a criminal prosecution in which the Office Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent; and

(4)           a financial obligation imposed upon an Office Holder and reasonable litigation expenses, including attorney fees, expended by the Office Holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

(ii)           The foregoing indemnification may be provided by the Company (a) retroactively and (b) as a commitment in advance to indemnify an Office Holder, provided that, in respect of Article 51(b)(i)(1), such commitment shall be limited to (i) such events that in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations at the time the undertaking to indemnify is provided, (ii) to the amounts or criteria that the Board of Directors deems reasonable under the circumstances, and (iii) that such events and amounts or criteria are set forth in the undertaking to indemnify, and which in no event shall exceed, in the aggregate, a total amount of indemnification (for all persons the Company has resolved to indemnify for the matters and in the circumstances described herein), one quarter (25%) of the Company’s total shareholders equity at the time of the actual indemnification.

(c)               Insurance

(i)           Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Office Holder for any responsibility or liability that may be imposed on such Office Holder in connection with an act performed by such Office Holder in such Office Holder's capacity as an Office Holder of the Company, with respect to each of the following:

(1)           violation of the duty of care of the Office Holder towards the Company or towards another person;

(2)           breach of the duty of loyalty towards the Company, provided that the Office Holder acted in good faith and with reasonable grounds to assume that the such action would not prejudice the benefit of the Company;

(3)           a financial obligation imposed on the Office Holder for the benefit of another person; and

(4)           a financial obligation imposed upon an Office Holder and reasonable litigation expenses, including attorney fees, expended by the Office Holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

(ii)           Articles 51(b) and 51(c) shall not apply under any of the following circumstances:

(1)           a breach of an Office Holder's duty of loyalty, except as specified in Article 51(c)(i)(2);

(2)           a reckless or intentional violation of an Office Holder's duty of care;

(3)           an action intended to reap a personal gain illegally; and

(4)           a fine or ransom levied on an Office Holder.

(iii)           The Company may procure insurance for or indemnify any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of these Articles and the Companies Law.

(d)               Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 51 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.' "

B.           Amendment Regarding New Audit Committee Quorum Requirements

A recent amendment to the Companies Law added new Section 116A, which provides certain quorum requirements with respect to meetings of a company's audit committee. Specifically, effective September 15, 2011, a quorum of the audit committee will consist of a majority of its members, provided that a majority of those present are independent directors (as defined under the Companies Law), at least one of whom is an external director. All the members of our audit committee meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act. Accordingly, we meet the Companies Law independence requirements even before the effective date of this amendment. Nevertheless, our Articles of Association provide that the meetings and proceedings of committees of the board of directors are governed by the provisions regulating the board of directors, which require a majority of the directors then in office who are lawfully entitled to participate in the meeting and vote thereon. Accordingly, in order to accommodate this amendment to the Companies Law, the Company proposes to amend Article 31(a) of its Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 31(a) of the Company’s Articles of Association be amended with the change marked below:

'31.           Delegation of Powers

(a)              The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by the Companies Law or any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee of the Board of Directors shall not be empowered to further delegate such powers.' "

C.	Amendment to Allow the Consent of a Majority of Directors to Waive the Need for a Notice of a Board of Directors Meeting in Urgent Situations

Section 100 of the Companies Law requires that notice of a meeting of the board of directors be given a reasonable time in advance of the meeting. A recent amendment to Section 102 of the Companies Law provides, as an exception to this general rule, that convening a board meeting without prior notice is permissible in urgent situations, subject to the consent of a majority of the directors. Accordingly, in order to align our Articles of Association with the foregoing provisions of the Companies Law, we propose to amend Article 38(b) of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 38(b) of the Company’s Articles of Association be amended with the changes marked below:

'38(b)     Any two (2) Directors may at any time convene a meeting of the Board of Directors, but not less than seventy-two (72) hours' notice (oral or written) shall be given of any meeting so convened. The failure to give notice to a Director in the manner required hereby may be waived by such Director. Upon the unanimous approval of the Directors, a meeting of the Board of Directors can be convened without any prior notice. In urgent situations, a meeting of the Board of Directors can be convened without any prior notice with the consent of a majority of the Directors, including a majority of those who are lawfully entitled to participate in and vote at such meeting (as conclusively determined by the Secretary, and in the absence of such determination, by the Chairman of the Board of Directors). The notice of a meeting shall include the agenda of the meeting.' "

Vote Required

Since certain of our directors are controlling shareholders of the Company, the approval of proposed resolution "A" under this Proposal No. 3 will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  For a discussion of the provisions of the Companies Law regarding personal interests, please see Proposal No. 2 above, under the caption “Vote Required.”

To the extent that proposed resolution "A" under this matter is approved only by the affirmative vote of the holders of a majority of the voting power in the Company, but not by the special majority of the non-interested shareholders as described above, we will add before each applicable addition: "except with respect to an Office Holder who is a controlling shareholder of the Company or a relative thereof".

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-9-776-6609 or, if you hold your shares in "street name" you may also contact the representative managing your account, who could contact us on your behalf.

Approval of the proposed resolutions under "B" and "C" under this Proposal No. 3 will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

PROPOSAL 4 – APPROVAL OF A FORM OF AMENDED INDEMNIFICATION LETTER
IN FAVOR OF DIRECTORS

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations. The Company has provided indemnification letters in favor of the Company’s directors and officers agreeing to indemnify them to the fullest extent permitted by law.

Pursuant to amendments to the Companies Law and to the Israeli Securities Law which are described in described in Section A of Proposal No. 3 above, and provided the Company’s Articles of Association are amended as proposed in Proposal No. 3 above, we propose to approve a modified form of such indemnification letter to ensure that the Company’s directors are afforded protection to the fullest extent permitted by law. The proposed form of amended indemnification letter is attached hereto as Annex A and is marked to reflect the changes made to the form that was approved in the past. Although permitted under Israeli law, the proposed form of indemnification letter does not exempt the directors from a breach of the duty of care.

The proposed form of amended indemnification letter in favor of directors requires the approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order. The form of amended indemnification letter, as described above, was approved by our Audit Committee on July 31, 2011, and by our Board of Directors on August 1, 2011. The Company’s Audit Committee and Board of Directors believe that approval of the form of amended indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors from time to time. Directors and officers are being increasingly subjected to expensive and time-consuming litigation relating to, among other things, matters that traditionally would have been brought only against the company itself.  This has made highly competent persons more reluctant to serve as directors or officers unless they are provided with adequate protection through insurance and indemnification against inordinate risks of claims and actions against them arising out of their activities on behalf of the company.

In addition, our Audit Committee and Board of Directors approved granting the proposed form of amended indemnification letter to our directors and officers, including our directors and officers serving from time to time in such capacity who are considered our controlling shareholders. Currently, among our directors, Messrs. Naor, Beck, Davidi, Dotan, Gelman, Lemelbaum, may be deemed our "controlling shareholder" (as such term is defined in the Companies Law).

At the Meeting, the shareholders will be asked to approve granting the amended indemnification letter in the form of Annex A hereto (i) to our directors serving from time to time in such capacity who are not considered controlling shareholders and (ii) to our directors and officers serving from time to time in such capacity who are considered our controlling shareholders.  For the avoidance of doubt, if the proposal in clauses (i) and (ii) are not approved, the validity of the existing form of indemnification letter will not be affected.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“A.
RESOLVED, to approve the amended indemnification letter in the form of Annex A hereto, to be provided to directors of the Company serving from time to time in such capacity who are not considered controlling shareholders of the Company; and

B.
RESOLVED, to approve the amended indemnification letter in the form of Annex A hereto, to be provided to directors and officers of the Company serving from time to time in such capacity who are considered controlling shareholders of the Company.”

Vote Required

Approval of proposed resolution "A" will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter.

Approval of proposed resolution "B" will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter  who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  For a discussion of the provisions of the Companies Law regarding personal interests, please see Proposal No. 2 above, under the caption “Vote Required.”

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-9-776-6609 or, if you hold your shares in "street name" you may also contact the representative managing your account, who could contact us on your behalf.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

PROPOSAL 5 – APPROVAL OF LIABILITY INSURANCE FOR DIRECTORS

The Companies Law and our Amended and Restated Articles of Association authorize the Company, subject to receipt of all approvals required under applicable law, to insure our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors, with respect to: (1) a violation of the duty of care of the office holder towards the Company or another person; (2) a breach of his or her duty of loyalty towards the Company, provided that the office holder acted in good faith and with reasonable grounds to assume that such action would not prejudice the benefit of the Company; (3) a financial obligation imposed on the office holder for the benefit of another person; (4) a fine or monetary settlement imposed upon him or her; or (5) for proceedings under Chapters H'3, H'4 or I'1 of the Securities Law (other than legal expenses or for compensation payable to injured parties for damages suffered by them as a result of a violation thereof).

Under Israeli law, the insurance of directors is required to be approved by our Audit Committee, Board of Directors and shareholders.  Our Audit Committee and Board of Directors have approved the Company’s entering into a directors’ and officers’ liability insurance policy, with coverage of between $20.0 million to $25.0 million per event and per period and “Side A” excess liability coverage of $5.0 million, at an annual premium not exceeding $300,000 (the “Policy”).

Our Audit Committee and Board of Directors believe that it is in the Company’s best interests to provide our directors and officers liability insurance coverage to enable us to attract and retain highly qualified directors and officers from time to time.  Directors and officers are being increasingly subjected to expensive and time-consuming litigation relating to, among other things, matters that traditionally would have been brought only against the company itself.  This has made highly competent persons more reluctant to serve as directors or officers unless they are provided with adequate protection through insurance and indemnification against inordinate risks of claims and actions against them arising out of their activities on behalf of the company.

At the Meeting, the shareholders will also be asked to approve any renewal and/or extension of the Policy, and the purchase of any other directors' and officers' insurance policy upon the expiration of the Policy from the same or a different insurance company, provided that such renewal, extension or substitution is for the benefit of the Company and its officers and directors and on terms substantially similar to or more favorable to the Company than those of the then effective insurance policy and that the annual premium does not exceed an amount representing an increase of either 10% in any year, as compared to the previous year, or cumulatively for the number of years since the last such increase. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of such policy, from time to time, within the foregoing limitations.  The approval will apply to current directors and any future directors who may serve from time to time.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“A.
RESOLVED, that the liability insurance coverage described in the Proxy Statement relating to the Meeting, and any renewals, extensions or substitutions pursuant to the limitations set forth in such Proxy Statement, for the benefit of all directors of the Company who may serve from time to time who are not considered controlling shareholders of the Company, be and hereby is approved; and

B.
RESOLVED, that the liability insurance coverage described in the Proxy Statement relating to the Meeting, and any renewals, extensions or substitutions pursuant to the limitations set forth in such Proxy Statement, for the benefit of all directors of the Company who may serve from time to time who are considered controlling shareholders of the Company, be and hereby is approved.”

Vote Required

Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter. Since certain of our directors are controlling shareholders of the Company, pursuant to regulations under the Companies Law, if holders of 1% or more of the outstanding shares, within 14 days of notice by the Company, request a special vote with the respect to the insurance coverage such directors, which coverage is identical to that of the other directors, then the coverage of such directors (and any other directors or officers of the Company who may serve from time to time in the future who are considered controlling shareholders of the Company) would require either that (i) at least a majority of the shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed two percent of the Company’s outstanding shares. For a discussion of the provisions of the Companies Law regarding personal interests, please see Proposal No. 2 above, under the caption “Vote Required.”

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-9-776-6609 or, if you hold your shares in "street name" you may also contact the representative managing your account, who could contact us on your behalf.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

PROPOSAL 6 – APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, and upon the recommendation of the Company’s Audit Committee and Board of Directors, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to continue to serve as our independent auditors until the next Annual General Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to fix the remuneration of our independent auditors in accordance with the nature and extent of their services, or to delegate to our Audit Committee the authorization do so, as contemplated by the U.S. Sarbanes-Oxley Act and Nasdaq rules. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kesselman & Kesselman be appointed as the independent auditors of the Company until the Company’s next Annual General Meeting of Shareholders; and

RESOLVED, that the Board of Directors of the Company be authorized to fix the remuneration of the independent auditors in accordance with the nature and extent of their services, or to delegate the Audit Committee thereof the authorization do so.”

Vote Required

Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

PROPOSAL 7 – CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2010 are included in our Annual Report on Form 20-F, which we filed with the SEC on April 14, 2011. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Hugo Goldman
Executive Vice President and
Chief Financial Officer

Dated: August 16, 2011

ANNEX A

INDEMNIFICATION AGREEMENT

Date:  [________]

To:  [________]

It is in the best interest of Retalix Ltd. (the “Company”) to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve high growth companies or publicly-held companies unless they are provided with adequate protection in connection with such service.

You are or have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

Accordingly, in consideration of your continuing to serve the Company, the Company agrees as follows:

1.
Subject to the terms of this letter, and the Company's Articles of Association, the Company hereby undertakes to fully indemnify you for the following items in respect of any act or omission taken or omitted by you in your capacity as a director, officer and/or employee of the Company:

1.1	any financial obligation imposed on or incurred by you in favor of another person by a judgment, including a settlement or an arbitrator's award approved by court;

1.2
all reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction; ~~and~~

1.3
all reasonable litigation expenses, including attorneys' fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal charge in which you are acquitted, or in any criminal proceedings in which you are convicted of a crime which does not require proof of criminal intent; and

1.4
a financial obligation imposed upon an Office Holder and reasonable litigation expenses, including attorney fees, expended by the Office Holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

The wording in clauses 1.1, 1.2, ~~and~~ 1.3 and 1.4 above is based on the Hebrew-language provisions of the Israeli Companies Law, 1999 (the “Companies Law”) and shall not be construed to limit the amount or scope of indemnification payable to you hereunder to the extent permitted by applicable law, provided that your underlying payment obligation arises in respect of any act or omission taken or omitted by you in your capacity as a director, officer and/or employee of the Company.

The indemnification payable to you under this letter will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results from the Company’s holdings in such company (“Affiliate”).

Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraphs, if, for any reason, you shall elect or be required to pay all or any portion of any judgment or settlement in any proceeding in which the Company is jointly liable with you (or would be if joined in such proceeding), the Company shall contribute to the amount of expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred and paid or payable by you in proportion to the relative benefits received by the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such proceeding), on the one hand, and you, on the other hand, from the transaction from which such proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than you who are jointly liable with you (or would be if joined in such proceeding), on the one hand, and you, on the other hand, in connection with the events that resulted in such expenses, judgments, fines or amounts paid in settlement, as well as any other equitable considerations.  The relative fault of the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such proceeding), on the one hand, and you, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary, and the degree to which their conduct is active or passive.  For the avoidance of doubt, the obligations of the Company to indemnify you hereunder apply to any claims for contribution which may be brought against you by officers, directors or employees of the Company who may be jointly liable with you.

For the avoidance of doubt, indemnifiable expenses relating to proceedings shall include, without limitation, expenses reasonably incurred in preparing to defend threatened proceedings and expenses reasonably incurred as a witness in connection with any such proceedings.

2.	Notwithstanding anything to the contrary herein, the Company will not indemnify you to the extent prohibited under Section 263 of the Companies Law, as determined by final court decision.

3.
The Company will make available to you all amounts payable in accordance with paragraph 1.1 above on or prior to the date on which such amounts are required to be paid by you.  To the fullest extent permitted by applicable law, the Company will advance the expenses incurred by you in connection with any applicable proceeding within 14 days after the receipt by the Company of a statement or statements requesting such advances from time to time, whether prior to or after final disposition of such proceeding.  Advances shall be unsecured and interest free.  Advances shall be made without regard to your ability to repay them (should repayment be required).  You shall qualify for advances only upon the execution and delivery to the Company of an undertaking to repay the advance to the extent that it is ultimately determined by a court of competent jurisdiction, in a final and non-appealable order that you are not entitled to be indemnified by the Company under the provisions of this letter, the Company’s articles of association, the Companies Law or otherwise.

As part of the aforementioned undertaking, the Company will make available to you upon request any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.
The Company will indemnify you even if (i) at the relevant time of such indemnification you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions or omissions taken or omitted by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, or (ii) such actions or omissions were taken or omitted by you in such capacity prior to the date hereof.

5.
The indemnification covered in paragraph 1.1 shall apply only insofar as it results from your actions or omissions or for actions or omissions for which you have vicarious liability pursuant to applicable law, in the following matters or in connection therewith or in relation thereto, which the Company’s Board of Directors has resolved are foreseeable in light of the actual activities of the Company:

5.1
The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2
Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were issued to the public and/or are traded on a stock exchange, whether in Israel, the United States or any other jurisdiction;

5.3
Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

5.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5	Actions in connection with the merger or proposed merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6	Actions in connection with the sale or proposed sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.8
Actions taken in connection with labor relations and/or employment matters in the Company Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers, including stock options granted or promised (or allegedly promised) thereto or exchanges of such options with other securities;

5.9
Actions in connection with the development, testing or sale of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

5.10
Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to any type of intellectual property;

5.11
Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not, including but not limited to, internal control policies and procedures;

5.12
Actions taken in connection with the accounting policies or financial reporting of the Company or any of its Subsidiaries or Affiliates, and in providing guidance to the public regarding future performance thereof;

5.13	Any action or decision in relation to work safety and/or working conditions;

5.14
Negotiation for, signing and performance of insurance policies, and any actions or omissions resulting in inadequate safety measures and/or malpractice of risk management and/or the failure to maintain appropriate insurance;

5.15
Any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, a Subsidiary and/or an Affiliate, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;

5.16
Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, a Subsidiary and/or an Affiliate, or their respective directors, officers, employees, agents or other persons acting or allegedly acting on their behalf;

5.17
Any claim or demand made directly or indirectly in connection with complete or partial failure by the Company, a Subsidiary and/or an Affiliate, or their respective directors, officers, employees or agents, to pay, report or maintain applicable records regarding, any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

5.18	Anti-competitive acts and acts of commercial wrongdoing;

5.19	Acts in regard of invasion of privacy including, without limitation, with respect to databases and acts in regard of slander; ~~and~~

5.20	Violations or alleged violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; and

5.21	Violations or alleged violations of applicable securities and corporate laws, resulting in administrative investigations, proceedings and/or financial sanctions.

6.
The total amount of indemnification under paragraph 1.1 that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to one quarter (25%) of the Company’s total shareholders equity at the time of the actual indemnification.  No other categories of indemnification shall be limited by this paragraph 6.

7.
The rights of indemnification and to receive advancement of expenses as provided by this letter shall not be deemed exclusive of any other rights to which you may at any time be entitled under applicable law or otherwise.  To the extent that a change in Israeli law, whether by statute, regulation or judicial decision, permits greater rights to indemnification or advancement of expenses than would be afforded on the date of this letter, it is the intent of the parties hereto that you shall enjoy by this letter the greater benefits so afforded by such change.

To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees or agents of the Company or of any Subsidiary or Affiliate thereof, you shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available under such policy or policies.  If, at the time the Company receives notice from any source of a proceeding as to which you are a party or a participant (as a witness or otherwise), the Company has director and officer liability insurance in effect, the Company shall give prompt notice of such proceeding to the insurers in accordance with the procedures set forth in the respective policies.  The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on your behalf, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

In the event of any payment under this letter, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all papers reasonably required and take all reasonable action necessary to secure such rights.

In order to avoid any doubt, it is hereby clarified that the indemnification payable pursuant to this letter shall be payable regardless of any obligations arising under an insurance policy and/or any other indemnification agreement to cover any payment of any type incurred by you, provided, however, that any payment made hereunder by the Company shall be returned to the Company to the extent that the same obligation is ultimately covered and actually paid directly to you, free of any deductions or the like, pursuant to such insurance policy and/or other indemnification agreement and up to that amount that is actually paid to you.   Similarly, the Company will not indemnify you for any liability to the extent you have received payment by virtue of an insurance policy or another indemnification agreement.

8.
Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under applicable law.

9.	In all indemnifiable circumstances, indemnification will be subject to the following:

9.1
You shall promptly notify the Company of any applicable proceedings initiated against you without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay, all documents you receive in connection with these proceedings.

9.2
Other than with respect to proceedings that have been initiated against you by the Company or in its name, the retention of your counsel shall be with the consent of the Company, which shall not be unreasonably withheld.  The Company will indemnify you for the reasonable fees and expenses of only one counsel in each applicable jurisdiction.  If a claim or proceeding is brought against you and other persons entitled to indemnification from the Company, then the Company will indemnify all such persons collectively for the reasonable fees and expenses of one counsel in each applicable jurisdiction, except to the extent that doing so would prejudice any of such persons.

Alternatively, with your consent, you shall execute all documents required to enable the Company and/or its attorney to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this letter and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this letter and/or pursuant to law.

9.3
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

9.4
Any compromise or settlement agreement reached by you with respect to any suit, demand or other proceeding subject to indemnification under this letter shall require the Company’s prior written consent.

10.
If for the validation of any of the undertakings in this letter any act, resolution, approval or other procedure is required, the Company represents that it has caused them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

11.
For the avoidance of doubt, it is hereby clarified that nothing contained in this letter derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

12.
Any re-organization, change of control, merger or acquisition or the like of the Company, including without limitation, a change of the Board of Directors or change of management, will not derogate from the Company’s obligations under this letter.  This letter shall be binding upon the Company and its successors (including the surviving company in a merger with the Company) and assigns, and shall inure to your benefit and your estate, heirs, legal representatives and assigns.

The Company agrees that if there is a change of control of the Company (other than a change in control which has been approved by a majority of the Company’s Board of Directors who were directors immediately prior to such change in control), then with respect to all matters thereafter arising concerning your rights to payments under this letter of indemnification, the Company shall seek legal advice only from Independent Legal Counsel (as defined below) selected by you and approved by the Company, which approval shall not be unreasonably withheld.  Such counsel, among other things, shall render its written opinion to the Company and to you as to whether and to what extent you would be permitted to be indemnified under applicable law, and the Company will abide by such opinion.  The Company will pay the reasonable fees for the Independent Legal Counsel referred to above and to fully indemnify such counsel for damages arising in connection with such representation.  For purposes of this letter, “Independent Legal Counsel” shall mean an attorney or firm of attorneys, selected in accordance with this provision, who shall not have otherwise performed services for the Company or for you within the last three years (other than with respect to matters concerning your rights under this letter or of other beneficiaries under similar indemnity agreements).

13.
In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that you are entitled to indemnification under this letter if you have submitted a proper request for indemnification under this letter, and the Company shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

14.
The ability of the Company to indemnify its “office holders” (as defined in the Companies Law) is limited under the Companies Law.  If any undertaking included in this letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15.
This letter and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel. All disputes shall be resolved exclusively by the District Court of Tel Aviv. If the Company denies your request for indemnification (including expense advances) provided for in this letter, in whole or in part, and the court rules in your favor in an action against the Company for such indemnification, the Company shall reimburse you for all your expenses incurred in connection with such action.

16.
This letter shall continue until and terminate upon the later of: (i) seven years after the date that you shall have ceased to serve as a director, officer, employee or agent of the Company or of any Subsidiary or Affiliate thereof, and (ii) one year after the final termination of any proceeding (including any rights of appeal thereto) in respect of which you are granted rights of indemnification or advancement of expenses hereunder; provided, however, that with respect to subparagraph (ii) hereof, this letter shall in such event terminate only with respect to the proceeding in question and not with respect to any other proceeding.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours,

RETALIX LTD.

By:
Name:
Title:

Accepted and agreed to as of the date first above written:

Name: